

Mail Stop 7010

March 25, 2008

via U.S. mail and facsimile

Steven R. Rowley, Chief Executive Officer
Eagle Materials Inc.
3811 Turtle Creek Blvd., Suite 1100,
Dallas, Texas 75219

> **RE:** **Eagle Materials Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed May 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **Filed February 5, 2008**
> **Definitive Proxy Statement**
> **Filed June 26, 2007**
> **File No. 001-12984**

Dear Mr. Rowley:

       We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Item 1. Business

1. We note your risk factor regarding environmental liabilities. If material, please disclose in future filings the estimated capital expenditures for environmental control facilities. See Item 101(c)(1)(xii) of Regulation S-K.

Sales and Distribution, page 5

2. In future filings, identify your principal customer(s) if sales to that customer by one or more segments equal 10% or more of your revenues and the loss of such customer would have a material adverse effect. See Item 101(c)(1)(vii) of Regulation S-K. We note that one customer accounted for 11% of total gypsum wallboard sales during fiscal 2007, the loss of whom you state would have a material adverse effect on your financial results. If you are substantially dependent on any contracts or agreements with any of your principal customers, please file such agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 9A. Controls and Procedures, page 66

3. You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information. If true, please confirm supplementally that based upon the evaluation your management, including your CEO and CFO, you also concluded that as of March 31, 2007 your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please include this disclosure in future filings.

For the Fiscal Quarter Ended December 31, 2007

Critical Accounting Policies and Estimates, page 23

4. We note the downward trend in quarterly sales for your Gypsum Wallboard segment. For the nine months ended December 31, 2007, sales decreased 33% as compared to the same period ended December 31, 2006, in part due to the reduction in demand for residential housing. We further note that the majority of your goodwill and long-lived assets are allocated to the Gypsum Wallboard segment. In this regard, please address the following:

    • Please revise future filings and tell us what consideration, if any, was given to paragraph 8 of SFAS 144, which requires a long lived asset be tested for recoverability whenever events or changes in circumstances indicate that its carrying value amount may not be recoverable.

- Please revise future filings and tell us what consideration, if any, was given to paragraph 28 of SFAS 142, which requires goodwill of a reporting unit be tested for impairment between annual test if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.
- In future filings please revise your MD&A disclosures to discuss whether this downward trend in sales had a negative impact on your liquidity and whether you expect this downward trend to continue in future periods. If you expect this trend to improve in future periods please provide a discussion of the supporting factors.

Definitive Proxy Statement

Item 11. Executive Compensation

Annual Incentive Bonus, page 15 of Def14A

5. In future filings, please elaborate on how you determine the amount of annual incentive bonus for the executive officers. Include a discussion of the following:

- Clarify how you determine the aggregate and individual percentages of EBIT as a pool for bonuses.
- Quantify in dollars the aggregate amount of the maximum annual pool for bonuses.
- We note that the actual amount of an executive's bonus may be decreased from the maximum bonus opportunity based upon individual performances. Please explain how individual performance is measured and disclose any formula you use to determine the amount of the decrease.

Long-Term Compensation, page 16 of Def14A

6. In future filings, please quantify in dollars the operating earnings and earnings per share required for vesting, which the Compensation Committee will use in awarding long-term compensation.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief